UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

2006 Drilling Encounters Widespread High-Grade Silver Mineralization

at Planchas de Plata, Northern Sonora, Mexico

April 11, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that the 2006 drilling program on its 100% owned Planchas de Plata project, located in Sonora, Mexico, has encountered widespread high-grade silver mineralization over a 3.5 kilometer-long corridor.

The 2006 drilling program was designed to test regional anomalies and additional surface mineralization that had been identified by a geophysical survey and geologic mapping completed earlier in the year. It comprised a total of 6,815 meters (22,360 feet) in 33 reverse-circulation drill holes. Twenty-eight of the thirty-three holes assayed encountered silver and base metal mineralization.

Significant intercepts include the following:

-     Hole PP06-11 which intersected 343 grams per tonne (“g/t”) silver over a downhole width of 7.6 meters (10 ounces per ton (“opt”) silver over 25 feet) contained within a larger interval of 13.7 meters averaging 226 g/t silver from 77.7 to 91.4 meters (6.58 opt silver over 45 feet).

This intercept is located approximately 165 meters to the southeast of drill hole PP05-42C, thereby confirming and extending the high grades of silver encountered within the lower mineralized zone discovered in 2005 (as reported February 8, 2006).

-     Holes PP06-25, -28 and -31 that intersected, respectively, 9.1 meters of 104 g/t silver, 6.1 meters of 60 g/t silver, and 4.6 meters of 131 g/t silver along 350 meters of strike in the historic La Balanza mine area, located 2400 to 2750 meters southeast within a mineralized corridor that extends from the main Planchas de Plata mineralized zone.

Additional intercepts found within this northwest-trending corridor are included in the attached table (also available at www.minefinders.com).

Interpretation of 2006 Drilling

Drilling in the 2006 program was widely spaced between the main Planchas de Plata silver mineralized zone as discovered in 2005, and surface showings that were located as much as 3.5 kilometers to the southeast. Drill targets were developed from surface geologic and alteration mapping, geochemical sampling and ground geophysics completed over more than eight square kilometers during the course of the year.

The 2006 drill program has confirmed the existence of a 3.5 km-long zone of widespread silver and base-metal mineralization characterized by variable silicification, argillization and iron oxides. As with the mineralization identified in 2005, the recently-encountered mineralization is generally concealed and stratabound, located along the sub-horizontal contact between rhyodacite volcanics and overlying conglomeratic rocks. The zone is highly-prospective and will require further drill exploration to determine its potential.

Drill data are being compiled and reviewed to determine metal and alteration zonation in order to facilitate the targeting of the higher-grade portions of the system. Regional surface alteration mapping and geochemical sampling is continuing to identify additional targets within the Company’s extensive land position, including new zones of stratabound mineralization. These targets will be drilled this year with follow-up drilling at the Company’s nearby Real Viejo silver project.

In order to consolidate potential silver targets throughout the region the Company has staked and received title to an additional 9,000 hectares of concessions and now holds over 28,000 hectares of mineral rights within this highly-prospective region of northern Sonora.

Quality Control and Assurance

Drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control and a duplicate sample is maintained at the project site for check assay and metallurgical testing. Check assays from intercept splits were also completed by BSI Inspectorate Labs of Sparks, Nevada. Reverse-circulation drilling was conducted by Layne de Mexico based in Hermosillo, Sonora.

All analyses reported are multi-acid digestion with AA analyses or fire assay analyses for silver and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Chip samples from the drill program were all obtained from five foot (1.5 meter) intervals and representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

Drill intersections in this news release are down-the-hole lengths and may not represent the true width of mineralization. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Company’s projects and is responsible for the contents of this news release.

About Minefinders

Minefinders Corporation Ltd. is a successful mineral exploration company with several projects in Mexico and the United States. The Company is currently constructing the multi-million ounce Dolores gold and silver open pit mine, located in Chihuahua Mexico, with production scheduled to commence in the second half of 2007.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Drill Hole	From	To	Width		Silver		Location Relative to Main Planchas Mineralization
	meters	meters	meters	feet	g/t	opt
PP06-9	231.7	233.2	1.5	5	55	1.60	600 meters southeast

PP06-11	77.7	91.4	13.7	45	226	6.58	165 meters southeast
including	80.8	88.4	7.6	25	343	10.00

PP06-12	12.2	15.2	3.1	10	49	1.42	southeast extension
and	29.0	32.0	3.1	10	80	2.32
and	121.9	125.0	3.1	10	31	0.89

PP06-13	15.2	21.3	6.1	20	43	1.26	southeast extension
including	19.8	21.3	1.5	5	101	2.95
and	111.3	114.3	3.1	10	62	1.82

PP06-14	68.6	70.1	1.5	5	45	1.32	southeast extension

PP06-15	99.1	100.6	1.5	5	31	0.89	200 meters southeast

PP06-17	76.2	77.7	1.5	5	75	2.20	200 meters southeast

PP06-22	93.0	94.5	1.5	5	33	0.95	2,400 meters southeast

PP06-23	68.6	71.6	3.1	10	46	1.35	2,400 meters southeast
and	80.8	82.3	1.5	5	55	1.60

PP06-25	18.3	27.4	9.1	30	104	3.02	2,450 meters southeast
including	18.3	21.3	3.1	10	189	5.50

PP06-26	25.9	29.0	3.1	10	27	0.79	2,450 meters southeast

PP06-27	56.4	59.4	3.1	10	22.5	0.66	2,450 meters southeast

PP06-28	6.1	12.2	6.1	20	60	1.75	2,400 meters southeast

PP06-29	18.3	25.9	7.6	25	27	0.79	2,600 meters southeast

PP06-30	30.5	33.5	3.1	10	51	1.49	2,550 meters Southeast

PP06-31	53.3	57.9	4.6	15	131	3.81	2,750 meters southeast
including	53.3	56.4	3.1	10	279	8.14

PP06-33	35.1	36.6	1.5	5	29	0.84	3,100 meters southeast

PP06-34	50.3	51.8	1.5	5	22	0.64	3,050 meters southeast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 11, 2007
By: /s/ Greg Smith Greg Smith, CFO